Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER

COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
Amounts in thousands of US Dollars	Note	2021	2020	2021	2020
Revenue	4	$17,688	$7,884	$31,316	$15,882
Cost of goods sold		(5,823)	(2,291)	(10,819)	(5,840)
Gross profit		11,865	5,593	20,497	10,042
Selling expenses		(6,979)	(2,959)	(12,683)	(5,669)
Administrative expenses		(12,172)	(3,963)	(24,583)	(7,835)
Research and development expenses		(4,990)	(3,506)	(9,209)	(6,093)
Other operating income/(loss)		868	(115)	763	(15)
Operating loss		(11,408)	(4,950)	(25,215)	(9,570)
Interest income/(expense)	2.1	(78)	(2,225)	(1,953)	(4,258)
Foreign exchange gain/(loss)	2.1	(5,806)	5,416	(5,501)	(1,174)
Other financial income/(expense)	2.1	(115)	(143)	(1,756)	(431)
Loss before tax		(17,407)	(1,902)	(34,425)	(15,433)
Income tax benefit/(expense)		6,806	(145)	9,529	2,268
Net loss for the period (Attributable to shareholders of the Parent)		$(10,601)	$(2,047)	$(24,896)	$(13,165)
Basic and diluted loss per share	9	$(0.09)	$(0.28)	$(0.37)	$(1.03)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		13,167	15,190	(7,386)	(100)
Other comprehensive income/(loss) for the period, net of tax		13,167	15,190	(7,386)	(100)
Total comprehensive income/(loss) for the period, net of tax		$2,566	$13,143	$(32,282)	$(13,265)
Total comprehensive income/(loss) for the period (Attributable to shareholders of the Parent)		$2,566	$13,143	$(32,282)	$(13,265)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in thousands of US Dollars	Note	As of June 30, 2021 (Unaudited)	As of December 31, 2020
ASSETS
Non-current assets
Intangible assets		$330,546	$347,387
Property, plant and equipment		7,117	5,774
Right-of-use asset		4,983	4,684
Deferred tax assets	10	11,301	37
Other long-term receivables		305	133
Total non-current assets		354,252	358,015
Current assets
Inventories		25,657	20,826
Trade receivables		19,882	33,482
Other receivables		4,426	2,856
Prepaid expenses and accrued income		12,356	1,491
Cash at bank and in hand		158,114	8,655
Total current assets		220,435	67,310
TOTAL ASSETS		$574,687	$425,325
EQUITY
Share capital	5	30,964	27,224
Other contributed capital	5	503,317	257,774
Reserves		31,974	39,360
Accumulated losses		(49,554)	(24,658)
Total equity attributable to shareholders of the Parent		$516,701	$299,700
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	5, 6	2,093	63,965
Deferred tax liabilities	10	29,538	33,193
Total non-current liabilities		31,631	97,158
Current liabilities
Interest-bearing loans and borrowings	5, 6	2,422	2,146
Accounts payable		6,283	6,658
Current tax liabilities		267	506
Other current liabilities		17,383	19,157
Total current liabilities		26,355	28,467
Total liabilities		$57,986	$125,625
TOTAL EQUITY AND LIABILITIES		$574,687	$425,325

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX
MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)

Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Reserves	Accumulated loss	Total equity
As of December 31, 2020		$27,224	$257,774	$39,360	$(24,658)	$299,700
Net loss for the period		-	-	-	(24,896)	(24,896)
Other comprehensive loss for the period		-	-	(7,386)	-	(7,386)
Total comprehensive loss for the period		-	-	(7,386)	(24,896)	(32,282)
Shareholders' contributions		-	-	-	-	-
New share issue, net	5	3,740	245,543	-	-	249,283
As of June 30, 2021		30,964	503,317	31,974	(49,554)	516,701

Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Reserves	Accumulated loss	Total equity
As of December 31, 2019		$22,124	$199,121	$2,599	$(17,878)	$205,966
Net loss for the period		-	-	-	(13,165)	(13,165)
Other comprehensive loss for the period		-	-	(100)	-	(100)
Total comprehensive loss for the period		-	-	(100)	(13,165)	(13,265)
Shareholders' contributions		-	-	-	-	-
New share issue, net	5	4,741	53,390	-	-	58,131
As of June 30, 2020		$26,865	$252,511	$2,499	$(31,043)	$250,832

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Six months ended June 30,
Amounts in thousands of US Dollars	Note	2021	2020
Operating activities
Loss before tax		$(34,425)	$(15,433)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		7,420	5,754
Net finance expense		9,210	5,863
Share based payment expense		300	-
Changes in working capital:
(Increase) in inventories		(5,470)	(1,957)
Decrease in accounts receivable		12,493	9,916
(Increase) in other current receivables		(11,300)	(412)
Increase in trade payables		(113)	251
(Decrease)/Increase in other current liabilities		(854)	(295)
Interest paid		(2,054)	(1,542)
Tax paid		(1,803)	(3,380)
Cash flow used in operating activities		(26,596)	(1,235)
Investing activities
Purchase of intangible assets		(1,692)	(4,191)
Purchase of property, plant and equipment		(2,546)	(839)
Acquisition of subsidiaries, net of cash acquired		-	(4,593)
Decrease/(Increase) in other non-current financial assets		(175)	23
Cash flow used in investing activities		(4,413)	(9,600)
Financing activities
Proceeds from issue of share capital	5	264,706	13,634
Share issue costs	5	(19,485)	-
Proceeds from interest-bearing loans and borrowings		2,312	8,000
Repayment of interest-bearing loans and borrowings	6	(65,627)	-
Payment of principal portion of lease liability		(1,450)	(588)
Cash flow from financing activities		180,456	21,046
Net cash flow during the period		149,447	10,211
Cash at bank and in hand at the beginning of the period		8,655	6,162
Net foreign exchange difference		12	609
Cash at bank and in hand at the end of the period		$158,114	$16,982

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	General information

On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (the “Company”). The Company has ten wholly owned subsidiaries. The Company and its subsidiaries develop, produce, market and sell biotechnological products and services along with thereof related activities. The Company is located at Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

On March 29, 2021, the Company completed its initial public offering (the “Offering”) in the United States – see Note 5. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. As of June 30, 2021, the Company was in the process of completing a secondary offering – see Note 11. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Company’s interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 10, 2021.

2.	Basis of preparation and summary of significant accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the three and six months ended June 30, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Company has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast doubt over this assumption and that the Company has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020.

In the second quarter of 2021, the Company decided to separately present gains and losses arising from foreign exchange differences on the face of the condensed consolidated statements of income and other comprehensive income. Gains and losses arising from foreign exchange differences had historically been disclosed within Finance Income or Finance Expense but due to significant volatility between the Swedish Krona and United States Dollar (which are the two primary economic environments in which the Company operates), Finance Income and Finance Expense lacked comparability period over period. Therefore, the 2020 comparatives have been restated to the current presentation to facilitate user comparability. There is no impact on the consolidated statement of financial position.

2.2. New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2021. Specifically with respect to Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). None of these amendments have an impact on the interim condensed consolidated financial statements of the Company.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3.	Significant accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2020.

The COVID-19 pandemic has adversely affected, and we expect will continue to adversely affect, various elements of the Company’s business in 2020. COVID-19 primarily disrupted the customer end of the supply chain, with the Company’s customers’ labs operating at reduced capacity for extended portions of 2020. COVID-19 adversely impacted our growth rate for 2020, in particular as customers had issues accessing their labs. While the Company is still experiencing the adverse effects of the pandemic on its business and its customers, in particular in relation to the supply-chain, these effects have diminished during the first six months of 2021. The Company continues to monitor the developments of the Delta variant and to what extent this will have a material adverse impact on its business. The Company continues to assess its business performance and growth against its business plan for changes in expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets on a monthly basis. Further, the Company continually monitors customer collection trends that may impact the expected credit losses model for trade receivables. At June 30, 2021, the Company concluded there is no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

4.	Segment and revenue information

4.1. Description of segments and principal activities

Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Company. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on revenue growth with less emphasis on profit or loss due to the early stage development of the Company. Profit or loss is measured consistently with net profit or net loss in the Interim Condensed Consolidated Financial Statements. The CODM monitors the operating segments based on revenue growth and gross profit and reports its results under two segments: Kit and Service. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Company’s research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate/ unallocated.

4.2. Revenue and Gross Profit

The following tables presents the Company’s key financial information by segment:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Kit
Revenue from external customers	$5,025	$1,725	$7,866	$3,228
Total segment revenue	5,025	1,725	7,866	3,228
Cost of goods sold	(632)	(129)	(1,217)	(1,078)
Gross profit	$4,393	$1,596	$6,649	$2,150
Service
Revenue from external customers	11,847	$5,132	$21,405	$11,119
Total segment revenue	11,847	5,132	21,405	11,119
Cost of goods sold	(4,725)	(1,759)	(8,667)	(4,186)
Gross profit	$7,122	$3,373	$12,738	$6,933
Total segments
Revenue from external customers	$16,872	$6,857	$29,271	$14,347
Total segment revenue	16,872	6,857	29,271	14,347
Cost of goods sold	(5,357)	(1,888)	(9,884)	(5,264)
Gross profit	$11,515	$4,969	$19,387	$9,083
Corporate / Unallocated
Revenue from external customers	$816	$1,027	$2,045	$1,535
Total segment revenue	816	1,027	2,045	1,535
Cost of goods sold	(466)	(403)	(935)	(576)
Gross profit	$350	$624	$1,110	$959
Consolidated
Revenue from external customers	$17,688	$7,884	$31,316	$15,882
Total segment revenue	17,688	7,884	31,316	15,882
Cost of goods sold	(5,823)	(2,291)	(10,819)	(5,840)
Gross profit	$11,865	$5,593	$20,497	$10,042

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of gross profit

Operating expenses, financial income, and financial expenses are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Company’s income/loss before tax is as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Segment gross profit	$11,865	$5,593	$20,497	$10,042
Selling expenses	(6,979)	(2,960)	(12,683)	(5,669)
Administrative expenses	(12,172)	(3,963)	(24,583)	(7,835)
Research and development expenses	(4,990)	(3,505)	(9,209)	(6,093)
Other operating loss	868	(115)	763	(15)
Operating loss	(11,408)	(4,950)	(25,215)	(9,570)
Financial income	(764)	(532)	16	240
Financial expenses	(5,235)	3,580	(9,226)	(6,103)
Loss before tax	(17,407)	(1,902)	(34,425)	(15,433)
Income tax	6,806	(145)	9,529	2,268
Net loss for the period (Attributable to shareholders of the Parent)	$(10,601)	$(2,047)	$(24,896)	$(13,165)

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.3. Disaggregation of revenue from contracts with customers

The Company derives revenue primarily from the sales of own-produced finished goods and services in the following geographical regions:

For the three months ended June 30, 2021	Kit	Service	Corporate / Unallocated	Total
Sweden	$350	$452	$561	$1,363
Americas	1,407	6,227	141	7,775
EMEA (excluding Sweden)	2,859	4,427	55	7,341
China	365	-	51	416
Japan	12	444	6	462
Rest of world	32	297	2	331
	$5,025	$11,847	$816	$17,688

For the three months ended June 30, 2020	Kit	Service	Corporate / Unallocated	Total
Sweden	$217	$507	$467	$1,191
Americas	827	3,398	291	4,516
EMEA (excluding Sweden)	625	828	231	1,684
China	54	-	18	72
Japan	1	270	15	286
Rest of world	1	129	5	135
	$1,725	$5,132	$1,027	$7,884

For the six months ended June 30, 2021	Kit	Service	Corporate / Unallocated	Total
Sweden	$676	$984	$1,428	$3,088
Americas	3,259	11,586	263	15,108
EMEA (excluding Sweden)	3,311	7,557	260	11,128
China	525	-	59	584
Japan	49	953	22	1,024
Rest of world	46	325	13	384
	$7,866	$21,405	$2,045	$31,316

For the six months ended June 30, 2020	Kit	Service	Corporate / Unallocated	Total
Sweden	$822	$1,140	$633	$2,595
Americas	1,130	5,942	473	7,545
EMEA (excluding Sweden)	1,030	2,552	348	3,930
China	153	-	23	176
Japan	54	1,109	41	1,204
Rest of world	39	376	17	432
	$3,228	$11,119	$1,535	$15,882

4.4. Seasonality of operations

The Company experiences seasonality in revenue due to customers’ annual budget cycle. The seasonality results from several factors, including the procurement and budgeting cycles of government or grant-funded customers, whose cycles often coincide with government fiscal year ends. Similarly, biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of purchasing activity occurring during the fourth quarter. The seasonality impacts both segments; therefore, higher revenues and operating profits are usually expected in the second half of the year rather than in the first six months. This information is provided to allow for a better understanding of the results; however, management has concluded that this is not ‘highly seasonal’ in accordance with IAS 34.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.	Share capital

(a)	Reorganization of share structure

On March 16, 2021, the Company’s shareholders approved the adoption of new articles of association which provided for the reorganization of existing common and preferred shares into one single share class. Pursuant to the new articles of association, each class of shares was reorganized into one class of common shares as follows:

▪	The common shares series A were re-designated as 56,221,500 common shares;
▪	The common shares series B were re-designated as 250,000 common shares;
▪	The preferred shares series A were re-designated as one common share; and
▪	The preferred shares series B1 were re-designated as 200,755,561 common shares.

Furthermore, on March 16, 2021, the Company’s shareholders resolved to conduct a reverse share split where the total number of outstanding common shares (257,227,062) was consolidated into 105,771,768 common shares.

(b)	Initial public offering

On March 29, 2021, the Company completed an initial public offering of 13,235,294 ADSs, representing 13,235,294 common shares, at an initial public offering price of $20.00 per share. The net proceeds from the offering were $249.3 million, after deducting the underwriting discounts, net of deferred taxes, and other initial public offering costs associated with the filing. The net proceeds of the initial public offering per the condensed consolidated statement of cash flows of $245.2 million do not reflect the non-cash movement related to the tax deductible portion of the underwriter fees.

Following the initial public offering in March 25, 2021, the Company has 119,007,062 common shares.

Part of the net proceeds, together with existing cash at bank, were used to repay current outstanding credit facilities – see Note 6.

(c)	Incentive award plan

On March 16, 2021, our shareholders approved and made effective our 2021 Incentive Award Plan (“2021 Plan”) at the Annual General Meeting. The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. Under the 2021 Plan, 1,085,900 shares are initially available for issuance pursuant to a variety of stock-based compensation awards, including stock options, restricted stock unit awards and performance based restricted stock unit awards; provided, however, that no more than 1,085,900 shares may be issued upon the exercise of incentive stock options. The shares will be issued when the program vests over the four-year plan period.

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the 2021 Plan, of which 442,789 options were granted to certain of our executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. Such options shall vest over four years, subject to the terms and conditions of the 2021 Plan. The material terms of the 2021 Plan have been summarized within the prospectus dated March 24, 2021 and filed on Form 424(b)(4). Expense associated with this incentive award plan amounted to $0.4 million for the three and six months ended June 30, 2021. These are recorded within selling and administrative expenses within the income statement.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

During July through December 2021, we will fully implement and roll out the 2021 Plan to the entire Company. A total of 465,225 restricted stock units have been approved at the Annual General Meeting on March 16, 2021 to be awarded to all employees currently employed by Olink. The restricted stock units will vest over a four-year period; new shares will be issued when the restricted stock units vest.

6.	Repayment of loan facility

On March 30, 2021, the Company repaid $65.6 million of outstanding loan facilities plus accrued interest of $1.9 million using the net proceeds from the initial public offering. The Company does not have outstanding loan balances at June 30, 2021.

7.	Fair values

As of June 30, 2021 and December 31, 2020, respectively, the fair values of cash at bank, accounts receivables, other receivables, accounts payable, and advance payments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments.

As noted in the Company’s consolidated financial statements as of December 31, 2020, the carrying value of fixed rate loan facilities approximated fair value.

8.	Related-party transactions

The Company entered into the following related party transaction in the period:

Management Service Agreements

On March 25, 2021, the Company terminated the Summa Equity management service agreement and concurrently paid the success fee of approximately $2.25 million in connection with the initial public offering.

9.	Earnings per share

Earnings per share for the Company is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net loss for the period	$(10,601)	$(2,047)	$(24,896)	$(13,165)
Less accumulated preferred dividend yield	-	(3,717)	(4,301)	(7,243)
Total	(10,601)	(5,764)	(29,197)	(20,408)
Weighted average number of shares (thousands)	119,007	20,533	79,188	19,836
Basic and diluted loss per share	$(0.09)	$(0.28)	$(0.37)	$(1.03)

As of June 30, 2021, 1,085,900 common shares will be available for future issuance under our 2021 Incentive Award Plan, of which options to purchase 620,675 common shares have been granted during the three months then ended. These can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Further, as of June 30, 2020, the Company did not hold any potential dilutive shares nor any antidilutive shares; therefore, there are no differences between the basic and diluted earnings (loss) per share for both periods presented.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The weighted average number of shares reflects the impact of the Company’s reverse share split as discussed in Note 5 for both periods presented. The accumulated preferred dividend yield established under the Company’s Management Shareholder Agreement ceased, in accordance with this agreement, without any requirement for such accumulated preferred dividend yield to be paid out as a result of the share reorganization that took place on March 16, 2021 in anticipation of the initial public offering. The $4.3 million for June 30, 2021 represents the preferred dividend yield calculated through the March 16, 2021 share reorganization as discussed in Note 5. There is no annual cash dividend declared or payable.

10.	Income tax

The effective tax rates for the three months ended June 30, 2021 and 2020 were 39% and 8%, respectively. The effective tax rates for the six months ended June 30, 2021 and 2020 were 28% and 15%, respectively. The primary driver of the effective tax rate in the three and six months ended June 30, 2021 and 2020 is the assessment of deferred tax assets relating to interest. The Company operates in multiple jurisdictions globally with significant operations outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting earnings and the applicable tax rates in the jurisdictions where the Company operates.

For the three and six months ended June 30, 2021, the income tax benefit of $6.8 million and $9.5 million, respectively, was due primarily to the statutory benefit on current year losses of $2.6 million and $4.5 million, respectively, along with the recognition of deferred taxes relating to interest expense recorded in the three months ended June 30, 2021 in the amount of $3.7 million, along with the impact of amortization of purchase accounting intangibles from the Olink acquisition, in which Knilo HoldCo AB acquired Olink Proteomics Holding AB through its wholly owned subsidiary Knilo BidCo AB (the “Olink Acquisition”). For the three and six months ended June 30, 2020, the income tax expense of $0.1 million and income tax benefit of $2.3 million, respectively, were due primarily to the statutory tax benefit on current year losses, along with the deferred tax impact of the amortization of intangibles from the Olink Acquisition.

Deferred tax assets of $11.3 million and $0.0 million have been recorded in the condensed consolidated financial statements as of June 30, 2021 and December 31, 2020, respectively. The Company’s deferred tax assets as of June 30, 2021 are primarily comprised of IPO costs recorded through equity of $4.1 million, interest expense deductions of $3.7 million, and accumulated net operating losses of $3.3 million. In evaluating the probability of realizing the deferred tax assets, the Company considered all available positive and negative evidence of future taxable income, including past operating results and forecasted market growth and earnings. As of June 30, 2021 and December 31, 2020, deferred tax assets of $0.9 million and $3.9 million have not been recognized.

Deferred tax liabilities of $29.5 million and $33.2 million have been recorded in the condensed consolidated financial statements as of June 30, 2021 and December 31, 2020, respectively. The Company’s deferred tax liabilities as of June 30, 2020 are primarily comprised of purchase accounting fair value step up associated with the Olink Acquisition in 2019.

11.	Subsequent events

On July 19, 2021, the Company completed a secondary offering in which 7,500,000 ADSs at a public offering price of $31.00 were sold by certain selling shareholders of the Company, including Knilo InvestCo AB. Knilo InvestCo AB, owned by several funds controlled by Summa Equity AB, owned 72% of our common shares as of immediately prior to the offering and, following the offering, Knilo InvestCo AB continues to be our controlling shareholder. We are a “controlled company” within the meaning of the corporate governance rules of The Nasdaq Global Market. The Company did not receive any proceeds from the offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

	Three months ended June 30,		Six months ended June 30,
Amounts in thousands of US Dollars	2021	2020	2021	2020
Revenue	$17,688	$7,884	$31,316	$15,882
Cost of goods sold	(5,823)	(2,291)	(10,819)	(5,840)
Gross profit	11,865	5,593	20,497	10,042
Selling expenses	(6,979)	(2,959)	(12,683)	(5,669)
Administrative expenses	(12,172)	(3,963)	(24,583)	(7,835)
Research and development expenses	(4,990)	(3,506)	(9,209)	(6,093)
Other operating (loss)/income	868	(115)	763	(15)
Operating loss	(11,408)	(4,950)	(25,215)	(9,570)
Interest income/(expense)	(78)	(2,225)	(1,953)	(4,258)
Foreign exchange gain/(loss)	(5,806)	5,416	(5,501)	(1,174)
Other financial income/(expense)	(115)	(143)	(1,756)	(431)
Loss before tax	(17,407)	(1,902)	(34,425)	(15,433)
Income tax benefit/(expense)	6,806	(145)	9,529	2,268
Net loss for the period (Attributable to shareholders of the Parent)	$(10,601)	$(2,047)	$(24,896)	$(13,165)
Basic and diluted loss per share	$(0.09)	$(0.28)	$(0.37)	$(1.03)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations	13,167	15,190	(7,386)	(100)
Other comprehensive income/(loss) for the period, net of tax	13,167	15,190	(7,386)	(100)
Total comprehensive income/(loss) for the period, net of tax	$2,566	$13,143	$(32,282)	$(13,265)
Total comprehensive income/(loss) for the period (Attributable to shareholder of the Parent)	$2,566	$13,143	$(32,282)	$(13,265)

Revenue

Revenue for the three months ended June 30, 2021 was $17.7 million compared to $7.9 million for the three months ended June 30, 2020. The increase of $9.8 million, or 124%, was driven primarily by our Explore platform covering both analysis services and kits, with the Service segment growing 131%. The Kit segment was our fastest growing segment, growing 191% year over year on a reported basis. We launched our Explore Kit offering externally late in Q1 2021. The Explore platform accounted for 53.4% of revenues for the three months ended June 30, 2021.

Revenue for the six months ended June 30, 2021 was $31.3 million compared to $15.9 million for the six months ended June 30, 2020. The increase of $15.4 million, or 97%, was driven primarily by Explore analysis services, with the Service segment growing 93%. The Kit segment was the Company’s fastest growing segment, growing 144% year over year on a reported basis. The Kit Segment growth only represents one quarter of Explore Kit offering as this was launched externally late in the first quarter of 2021. The Explore platform accounted for 52% of revenue for the six months ended June 30, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Gross Profit/Gross Profit Percentage

Gross profit for the three months ended June 30, 2021 was $11.9 million compared to $5.6 million for the three months ended June 30, 2020. The increase of $6.3 million, or 112%, was due to year over year revenue growth partially offset by a decrease in gross profit percentage from 71% to 67%.

The decrease in gross profit percentage of 4% was due to reduced operational efficiency associated with the new product offerings and the Company’s continued investments into the internal lab capacity in both Uppsala and Boston. Further the reduction was impacted by a decrease in the Company’s Kit margin as our Q2 2020 operations were impacted by positive production variances.

Gross profit for the six months ended June 30, 2021 was $20.5 million compared to $10.0 million for six months ended June 30, 2020. The increase of $10.5 million, or 104%, was due to year over year revenue growth coupled with an improvement in gross profit percentage from 63% to 66%.

The increase in gross profit percentage of 3% was due to an improvement in production efficiency and lower inventory variances.

Operating Expenses

Total operating expenses for the three months ended June 30, 2021 were $23.3 million compared to $10.5 million for the three months ended June 30, 2020. The increase of $12.8 million, or 121%, was largely due to costs associated with the initial and secondary public offerings and costs in relation to being a public company, included within administrative expenses, which increased by $8.2 million, along with increases of $4.0 million and $1.5 million in selling expenses and research and development expenses, respectively. We continue to invest in building out our global commercial team and our research and development team and in our library of assays. These increases in expenses were partially offset by an increase of $1.0 million of other operating income during the period.

Total operating expenses for the six months ended June 30, 2021 were $45.7 million compared to $19.6 million for the six months ended June 30, 2020. The increase of $26.1 million, or 133%, was largely due to costs associated with the initial and secondary public offerings and costs related to being a public company, which increased by $16.7 million, along with increases of $7.0 million and $3.1 million in selling expenses and research and development expenses, respectively. We continue to invest in building out our global commercial team and our research and development team and in our library of assays. These increases in expenses were partially offset by an increase of $0.8 million of other operating income during the period.

Segment Information

Kit Revenues

Kit revenues represented 28% of our revenues for the three months ended June 30, 2021 compared to 22% for the three months ended June 30, 2020 and grew 191% year over year primarily as a result of the continued growth in customer demand of the Company’s Explore kits since the March 2021 launch.

The Company generated an adjusted gross profit percentage of 90% on Kit revenues for the three months ended June 30, 2021 compared to 95% for the three months ended June 30, 2020. The decrease in adjusted gross margin for kits was primarily due to positive inventory variances in 2020.

Kit revenues represented 25% of the Company’s revenues for the six months ended June 30, 2021 compared to 20% for the six months ended June 30, 2020 and grew 144% year over year primarily as a result of the continued growth in customer demand of the Company’s Explore kits since the March 2021 launch.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The Company generated an adjusted gross profit percentage of 88% on Kit revenues for the six months ended June 30, 2021 compared to 71% for the six months ended June 30, 2020. The increase in adjusted gross profit percentage is primarily related to the scrapping of materials and inventory adjustments that were incurred during the first quarter of 2020.

Adjusted gross profit percentage is a measure not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations.”

Service Revenues

Service revenues represented 67% of our revenues for the three months ended June 30, 2021 compared to 65% for the three months ended June 30, 2020 and grew 131% year over year primarily as a result of a strong momentum in demand for the Explore service offering that was launched in June 2020.

We generated an adjusted gross profit percentage of 64% on Service revenues for the three months ended June 30, 2021 compared to 67% for the three months ended June 30, 2020. The decrease in adjusted gross profit percentage compared to the second quarter of 2020 was primarily due to our continued investment into the lab capacity ahead of the anticipated growth and temporary reduced efficiency in the labs as we introduce the Explore service offering.

Service revenues represented 68% of our revenues for the six months ended June 30, 2021 compared to 70% for the six months ended June 30, 2020 and grew 93% year over year primarily as a result of a strong momentum in demand for the Explore service offering that was launched in June 2020.

We generated an adjusted gross profit percentage of 64% on Service revenues for the six months ended June 30, 2021 compared to 67% for the six months ended June 30, 2020. The decrease in adjusted gross profit percentage compared to the second quarter of 2020 was primarily due to our continued investment into the lab capacity ahead of the anticipated growth and temporary reduced efficiency in the labs as we introduce the Explore service offering.

Adjusted gross profit percentage is a measure not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations.”

Non-IFRS Reconciliations

We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA

We use the non-IFRS measure of Adjusted EBITDA, which we define as profit for the year before accounting for finance income, finance costs, tax, management adjustments, depreciation, and amortization of acquisition intangibles. Management adjustments generally consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be unique based on their nature and incidence or by their significance. As a result, the composition of these items may vary from year to year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, as EBITDA is a fairly common metric with which market participants are familiar.

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

	Three months ended June 30,		Six months ended June 30,
Amounts in thousands of U.S. Dollars	2021	2020	2021	2020
Operating (loss)/profit	(11,408)	(4,950)	(25,215)	(9,570)
Add:
Amortization	2,728	2,343	5,448	4,660
Depreciation	1,029	548	1,972	1,094
EBITDA	(7,651)	(2,059)	(17,795)	(3,816)
Management Adjustments	1,400	735	7,822	1,083
Adjusted EBITDA	(6,251)	(1,324)	(9,973)	(2,733)

Management adjustments for the three months ended June 30, 2021 amounted to $1.4 million of costs associated with the secondary public offering. Management adjustments for the three months ended June 30, 2020 amounted to $0.7 million in total of costs associated with the Olink Acquisition. The costs associated with the Olink Acquisition are attributable specifically to third-party administrative expenses, which include legal, banking, and accounting fees related to organizational optimization after the Olink Acquisition.

Management adjustments for the six months ended June 30, 2021 amounted to $7.8 million of costs associated with the initial and secondary public offerings. Management adjustments for the six months ended June 30, 2020 amounted to $1.1 million in total, of which $0.8 million were costs associated with the Olink Acquisition, and $0.3 million were the recognition of purchase accounting adjustments related to inventory step up. The costs associated with the Olink Acquisition are attributable specifically to third-party administrative expenses, which include legal, banking, and accounting fees related to organizational optimization after the acquisition.

Adjusted Gross Profit, including Adjusted Gross Profit Percentage

We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as the inventory fair value step up associated with the purchase accounting process that is recorded within cost of goods sold, which may or may not be recurring in nature.

We believe that Adjusted Gross Profit, including Adjusted Gross Profit Percentage, provides important information to management and to investors regarding our core profit margin on sales. These are primary profit or loss measures we use to make resource allocation decisions and evaluate segment performance. Adjusted gross profit assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items we believe do not directly reflect our core operations and, therefore, are not included in measuring segment performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

	Three months ended June 30,		Six months ended June 30,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2021	2020	2021	2020
Revenue	$17,688	$7,884	$31,316	$15,882
Cost of goods sold	(5,823)	(2,291)	(10,819)	(5,840)
Gross Profit	11,865	5,593	20,497	10,042
Gross Profit %	67.1%	70.9%	65.5%	63.2%
Less:
Inventory fair value step up	-	-	-	253
Depreciation charges	622	118	1,201	391
Adjusted Gross Profit	12,487	5,711	21,698	10,686
Adjusted Gross Profit %	70.6%	72.4%	69.3%	67.3%

Adjusted gross profit percentage for the three months ended June 30, 2021 was 70.6% compared to an adjusted gross profit percentage of 72.4% for the three months ended June 30, 2020. Adjusted gross profit for the three months ended June 30, 2021 and 2020 consists of $0.6 million and $0.1 million, respectively, related to depreciation charges.

Adjusted gross profit percentage for the six months ended June 30, 2021 was 69.3% compared to an adjusted gross profit percentage of 67.3% for the six months ended June 30, 2020. Adjusted gross profit for these year to date periods consists of $0 and $0.3 million, respectively, related to inventory step up and $1.2 million and $0.4 million, respectively, related to depreciation charges.